Gardiner Healthcare Acquisitions Corp.

3107 Warrington Road

Shaker Heights, OH 44120

VIA EDGAR

October 22, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Sergio Chinos and Jay Ingram

Re:	Gardiner Healthcare Acquisitions Corp.
Draft Registration Statement on Form S-1
Submitted June 4, 2021
CIK 001858912

Dear Messrs. Chinos and Ingram:

Gardiner Healthcare Acquisitions Corp., a Delaware corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 29, 2021, regarding the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on June 4, 2021 (the “Draft Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed the comment with the Company’s response. In connection with the transmission of this letter, we publicly filed the Company’s Registration Statement on Form S-1 with the Commission through EDGAR.

Draft Registration Statement on Form S-1 submitted June 4, 2021

Cover Page

1.	Please revise to limit your cover page to one page in accordance with Item 501(b) of Regulation S-K.

In response to the Staff’s comment, we have revised the cover page to one page in accordance with Item 501(b) of Regulation S-K.

Management, page 91

2.	Please revise to briefly clarify and describe the business experience during the past five years of each executive officer and director. Please refer to Item 401(e)(1) of Regulation S-K.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attn: Sergio Chinos and Jay Ingram

Re: Gardiner Healthcare Acquisitions Corp.

October 22, 2021

In response to the Staff’s comment, we have revised biographies of each executive officer and director to briefly clarify and describe the business experience of such executive officers and directors during the past five years.

We thank the Staff for its review of the foregoing and the Draft Registration Statement. If you have further comments, please feel free to contact to our counsel, Ari Edelman, at aedelman@reedsmith.com or by telephone at (212) 549-4234, or Eric Klee, at eklee@reedsmith.com or by telephone at (212) 549-0267.

Sincerely,

/s/ Marc F. Pelletier
Marc F. Pelletier
Chief Executive Officer
Gardiner Healthcare Acquisitions Corp.

cc:	Ari Edelman, Esq.
Eric Klee, Esq.